

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Gregory Went, Ph.D.
Chief Executive Officer and Chairman of the Board of Directors
Adamas Pharmaceuticals, Inc.
2200 Powell Street, Suite 220
Emeryville, CA 94608

>   **Re: Adamas Pharmaceuticals, Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted January 31, 2014**
>   **CIK No. 0001328143**

Dear Dr. Went:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have yet to submit several of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

2. We further note that you have submitted an application for confidential treatment relating to one of your exhibits. Please be advised that comments to this application, if any, will be sent to you under separate cover.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary

prospectus. Please note that we may have comments regarding this material.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Adamas Pharmaceuticals, Inc., page 1

5. Please define the term "pharmacokinetic profiles."

6. Where you mention ADS-5102's 43% reduction in LID from baseline in your Phase 2/3 clinical trial, state that this measurement is in comparison with a placebo.

Our therapeutics portfolio, page 2

7. Please define the term "neurotransmitter systems."

8. Please note in this disclosure that you intend to pursue regulatory approval of your product candidates, including ADS-5102, through the Section 505(b)(2) pathway, and include a brief explanation of it, including how it differs from the 505(b)(1) pathway.

9. Please state that the two milestone payments you received from Forest in the fall of 2013 were based on regulatory developments relating to MDX-8704, and that you will not be eligible to receive commercial milestone payments based on sales of Namenda XR until June 2018.

10. We note that here and in your Business section you state that part of the composition of the ADS-8800 series and all of the composition of the ADS-9000 series, as well as the indications they are intended to treat, are confidential. As you are required to provide full disclosure concerning your material product candidates and their indications, it is not appropriate to omit this information. If it is your position that neither series is material to your operations at this time and prefer not to disclose any further information about them, the proper course would be to remove your specific references to them and simply note that you have other product candidates in your pipeline.

Risk factors, page 4

11. In your second bullet point, please state your accumulated deficit to date.

12. In your fourth bullet point, and in your risk factor on pages 17-18, please provide examples of the side effects experienced by the clinical trial subjects taking MDX-8704 and ADS-5102.

13. In your sixth bullet point, please state that in December 2013 and January 2014 you received notice that eight companies had submitted applications to the FDA requesting permission to manufacture and market generic versions of Namenda XR.

14. In your seventh bullet point, please state that Forest Laboratories, Inc. is the defendant in a patent infringement lawsuit concerning Namenda XR

15. In your eighth bullet point, please state that Forest Laboratories, Inc. recalled three packaged lots of Namenda XR in November 2013 when testing revealed a failure to meet required manufacturing specifications.

Risk Factors
Risks related to the development and commercialization of our current and future products
"If clinical studies of our product candidates fail to demonstrate safety or efficacy to the satisfaction of the FDA . . .," page 13

16. Please amend this risk factor to note that your clinical trials of ADS-5102 have, to date, demonstrated no difference between it and placebo in the incidence of sleep-related adverse events.

Risks related to intellectual property
"Third parties may initiate legal proceedings alleging that we or our collaborators are infringing their intellectual property rights . . .," page 30

17. Please state in the risk factor the maximum potential liability you may incur through your obligation to indemnify Forest Laboratories and the amount by which the royalty payments you will be eligible to receive may decrease.

 "We may be unable to protect the confidentiality of our trade secrets, thus harming our business and competitive position," page 31

18. Please amend this risk factor to state whether or not there have been, to your knowledge, any breaches of the confidentiality of your trade secrets and, if so, briefly describe them.

"We may be subject to claims that our employees have wrongfully used or disclosed intellectual property of their former employers . . .," page 31

19. If you are aware of any instances where your employees have wrongfully used or disclosed the intellectual property of their former employers, please amend your disclosure to briefly describe. If there have been no such instances to your knowledge, please amend your disclosure to state this.

Risks related to this offering and ownership of our common stock, page 37

20. Please include a risk factor that addresses how your common shares will undergo immediate and substantial dilution after this offering is complete.

"We will incur significant increased costs as a result of operating as a public company . . .," page 38

21. Please amend this risk factor to include, to the extent practicable, the approximate annual costs you will incur as a result of complying with your reporting obligations.

Use of Proceeds, page 45

22. Please separate the amount of net proceeds you intend to allocate toward additional product development, including clinical trials, from the amount you intend to use for working capital, expenditures and other general corporate purposes.

Dilution, page 50

23. Please revise the discussion and table to begin with your historical net tangible book value per share, instead of pro forma net tangible book value per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 54

24. Here, and in your discussion on pages 78-79, please amend your disclosure to state the reason(s) you chose to suspend further development of ADS-8902. To the extent that this information is relevant to the risk factor on pages 13-14, please include it there as well.

Research and Development Expenses, page 55

25. Please disclose the research and development expenses incurred from inception to date for your significant programs.

Stock-Based Compensation
Determining the Fair Value of Stock Options, page 60

26. Please note that we will evaluate any stock compensation or beneficial conversion feature issues once an IPO price has been determined. In this regard, please provide us a discussion of each significant factor contributing to the difference between the fair value as of the date of each recent grant or equity issuance and the estimated IPO price prior to going effective.

Business
Our wholly owned product candidates, page 71

27. Please explain the statistical significance of the p-values you cite in your table and narrative on page 76.

Intellectual property, page 81

28. Please state whether the sole patent you currently own relating to ADS-5102 covers either composition of matter or method of use.

License agreement with Forest, page 83

29. Please replace your description of the sales-based royalties you may receive from Forest Laboratories that commence five years after the initial domestic launch of fixed-dose memantine-donepezil products with a more specific indication, e.g. "mid-teens," "twenties," etc.

Legal proceedings, page 93

30. Please amend this disclosure to name the court(s) where the lawsuits filed by you and Forest Laboratories are pending and the relief sought.

Principal Stockholders, page 120

31. Please amend your disclosure to include the name(s) of the individual(s) who have voting and/or investment power over the shares held by NCD Investors.

Shares Eligible for Future Sale
Lock-up agreements, page 130

32. Please either file a copy of the form agreement as an exhibit or confirm that one will be included as an exhibit to the form of underwriting agreement.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

33. You state "Amounts received as funding of research and development activities are recognized as revenue if the collaboration arrangement involves the sale of Company's research or development services at amounts that exceed the Company's cost." Please tell us the basis for this policy and disclose how you recognize amounts received as funding that do not exceed cost.

4. Collaboration and License Agreements, page F-16

34. You disclose two non-contingent performance deliverables associated with your agreement with Forest. Please tell us why the research and development services are not considered a deliverable. Specifically tell us why you are not obligated to perform the services if Forest requests you to do so. Refer to ASC 605-25-50-2b.

35. Please tell us why you are recognizing the license, which has standalone value ratably through the "transfer period".   Specifically tell us when license rights convey, explicitly stating if you have any obligations to fulfill prior to the license being transferred. Also tell us why the revenue is recognized prior to the beginning of the license term.   Refer to Staff Accounting Bulletin Topic 13:3.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tabatha McCullum at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Robert L. Jones
        Kenneth L. Guernsey
        Danielle E. Naftulin
        Cooley LLP
        3175 Hanover Street
        Palo Alto, CA 94304